Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filers SEC File No.: 001-38441

Date: July 15, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 15, 2025

SCHLUMBERGER N.V. (SCHLUMBERGER LIMITED)

(Exact name of registrant as specified in its charter)

Curaçao	1-4601	52-0684746
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

42 rue Saint-Dominique, Paris, France 75007

5599 San Felipe, Houston, Texas, U.S.A. 77056
(address)

62 Buckingham Gate, London, United Kingdom SW1E 6AJ

Parkstraat 83, The Hague, The Netherlands 2514 JG

(Addresses of principal executive offices and zip or postal codes)

Registrant’s telephone number in the United States, including area code: (713) 513-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
common stock, par value $0.01 per share	SLB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, on April 2, 2024, Schlumberger Limited, a Curaçao corporation (“SLB”), and its indirect, wholly owned subsidiaries, Sodium Holdco, Inc., a Delaware corporation (“Holdco”), and Sodium Merger Sub, Inc., a Delaware corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with ChampionX Corporation, a Delaware corporation (“ChampionX”), pursuant to which SLB will acquire ChampionX in an all-stock transaction. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into ChampionX (the “Merger”), with ChampionX continuing as the surviving corporation of the Merger and as an indirect, wholly owned subsidiary of SLB.

On July 15, 2025, the U.K. Competition and Markets Authority (the “CMA”) cleared the proposed Merger. The CMA approval represents the last regulatory closing condition to the proposed Merger. As a result, the parties intend to consummate the Merger on July 16, 2025.

The closing of the proposed Merger remains subject to the satisfaction or waiver of the remaining closing conditions contained in the Merger Agreement. Until that time, the companies will continue to operate as separate and independent entities.

Cautionary Statement Regarding Forward-looking Statements

This Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including regarding the anticipated timing of the Merger closing. Factors and risks that may impact future results and performance include SLB’s and ChampionX’s inability to satisfy the remaining closing conditions in the Merger Agreement on a timely basis or at all, and the occurrence of any event, change, or other circumstance that could give rise to the delay or termination of the proposed transaction, as well as the risk factors discussed in SLB’s and ChampionX’s most recent Forms 10-K, 10-Q, and 8-K filed with or furnished to the SEC. If one or more of these or other risks or uncertainties materialize (or the consequences of any such development changes), or should our underlying assumptions prove incorrect, actual results or outcomes may vary materially from what we disclose in the forward looking statements. Statements in this Form 8-K are made as of the date hereof, and SLB disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events, or otherwise.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on April 29, 2024 (as amended, the “Form S-4”) that includes a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 was declared effective by the SEC on May 15, 2024. SLB and ChampionX filed the definitive proxy statement/prospectus with the SEC on May 15, 2024 (https://www.sec.gov/Archives/edgar/data/87347/000119312524139403/d818663d424b3.htm), and it was first mailed to ChampionX stockholders on or about May 15, 2024. Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHLUMBERGER LIMITED

/s/ Dianne B. Ralston
Dianne B. Ralston
Chief Legal Officer and Secretary
Date: July 15, 2025